EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

April 5, 2023

FAVOURABLE METALLURGICAL RESULTS FROM AVINO’S OXIDE TAILINGS PROJECT

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") a growing silver producer in Mexico, is pleased to announce metallurgical results from the testwork program on its oxide tailings project (“Oxide Tailings” or the “Project”). The Project hosts gold and silver from past producing historic operations in an inactive tailings facility located on the Avino property with a 5.7 million tonnes of measured and indicated resource grading 95 g/t of silver equivalent. Historically, near surface oxidised material was not recovered well by Avino’s conventional flotation mill, which has created this opportunity for re-processing the tailings with a cyanide leaching process.

These results below will form the basis for the metallurgical analysis of a Pre-Feasibility Study (“PFS”) on the Project.

In addition, a table can be viewed at the end of this release showing a comparison between the 2021 and 2023 mineral resource estimate on the Oxide Tailings as contained in the respective technical reports which can also be viewed on Avino’s profile on SEDAR.

“We are very pleased with these metallurgical results, which demonstrate excellent metal recoveries that would be suitable for a precipitating into bullion,” commented CEO David Wolfin. “Metallurgy is an important component in understanding the potential economics of our Oxide Tailings project. This Project has been in our portfolio for many years and factors prominently into our five-year growth plan to become an intermediate silver producer in Mexico. These results also build on the work done in 2017 Preliminary Economic Assessment (“PEA”) and increase the level of confidence in the Project from the extensive testwork completed. When comparing the most recent mineral resource estimate to the one completed in 2021, we see in the measured and indicated category an impressive 408% increase in tonnage, as well as a 287% increase in AgEq ounces. The potential of the Oxide Tailings resource has been known for many years but buried under the active tailings dam.  With the new state of the art Dry-Stack Tailings facility now fully operational, we can advance the oxide tailings project to the prefeasibility study level. These results along with the ongoing testwork program will allow us to make sound decisions on the processing route to maximize the project value.”

Highlights of Metallurgical Test Results

The project consists of three types of tailings that are categorized by grade as well as identified in three stratigraphic layers within the deposit based on the time period when they were processed. They are, Ancient Oxides, Recent Oxides and Sulphides, and each type was sampled and tested separately.  The average grades are shown below.

Table 1: Average Grade of Each Tailings Type
Sample	Description	Au g/t	Ag g/t
Ancient Oxides	Original Duplicate	0.45 0.43	101.0 92.0
Recent Oxides	Original Duplicate	0.48 0.49	37.0 49.0
Sulphides	Original Duplicate	0.24 0.25	21.0 19.0

Avino Silver & Gold Mines Ltd. – April 5, 2023

Favourable Metallurgical Results from Avino’s Oxide Tailings Project

The project exhibits an excellent response using conventional metallurgical techniques.

Recovery Highlights include:

Ancient Oxides

Gold Recovery up to 89.5% and silver recovery of up 90.4% in a conventional bottle roll.

Recent Oxides

Gold Recovery up to 85.8% and silver recovery of up 83.4% in a conventional bottle roll.

Sulphides

Gold Recovery up to 82.8% and silver recovery of up 76.1% in a conventional bottle roll.

The conventional bottle roll test parameters for the three samples were achieved at a particle size of eighty percent passing 75 microns using 500 to 1000ppm sodium cyanide and a retention time of 60-72 hours. The metallurgical test program was completed by SGS de Mexico (“SGS”), a leading metallurgical testing and consulting firm based in Durango Mexico. The testwork was completed on a composite sample from approximately 437 kg of HQ core from a sonic drill from 127 drill holes drilled into the oxide tailings resource in 2021 and 2022.  Each type of tailings was identified and separated so that a composite for each style of tailings could be created. Both the deposition style and appearance of the tailings within the drill core allowed for relatively straight forward categorization. The sulphides section used 158.9 kg of sample, the ancient oxides used 135.5 kg and the recent oxides 142.7 kg.

The testwork program included chemical analysis, size fraction analysis, agglomeration, bulk leaching extractable gold test,  bottle roll test to simulate agitated leaching, column leaching tests to simulate heap leaching, flotation, and cyanide detoxification using sodium hypochlorite.

Testwork Program Results

Flotation was investigated at a variety of grind sizes, reagent levels and operating conditions. A Bulk leach extractable gold test was performed to understand the leaching response of each respective size fraction on each sample. While each size fraction of each sample did show a variation in leaching performance it was determined that there were not significant portions of gold locked away rendering any sample unleachable. With that in mind, various leaching conditions and three particle sizes were investigated per sample. Each sample performed best with a 75um (“micron”) grind size, furthermore it did not appear that the addition of lead nitrate or oxygen provided superior leach results. Finally, a column leach test was performed on each sample in order to replicate the performance of a potential heap leach.  The flotation, agitated leach and column leach results are shown per sample are shown below.

Table 2: Summary of Recoveries for the Sulphides Sample
Description	Au %	Ag %
Flotation	45.8	46.5
Agitation leaching	82.7	68.9
Heap leaching	74.0	88.8
Table 3: Summary of Recoveries for the Ancient Oxide Sample
Description	Au %	Ag %
Flotation	46.3	45.5
Agitation leaching	88.2	86.0
Heap leaching	75.5	76.2

Avino Silver & Gold Mines Ltd. – April 5, 2023

Favourable Metallurgical Results from Avino’s Oxide Tailings Project

Table 4: Summary of Recoveries for the Recent Oxide Sample
Description	Au %	Ag %
Flotation	47.6	45.5
Agitation leaching	85.7	78.6
Heap leaching	76.0	63.7

Ongoing Testwork

In addition to these leaching and flotation results, ongoing testing consists of the thickening, filtering, communition optimization, cyanide detoxification, gravity testwork as well as specific gravity and bulk density testwork that will be fed into the PFS for appropriate flowsheet design, sizing and costing.

Oxide Tailings Mineral Resource Comparison Table
		2023 Mineral Resource Estimate¹	2021 Mineral Resource Estimate²	Net Change
Measured Resources	Mt	3,809,000	-	∞%
Grade	Ag g/t	63	-	∞%
Grade	Au g/t	0.48	-	∞%
Grade	AgEq g/t	102	-	∞%
Metal Contents	Ag Moz	7.7	-	∞%
Metal Contents	Au Koz	59	-	∞%
Metal Contents	AgEq Moz	12.5	-	∞%
Indicated Resources	Mt	1,877,000	1,120,000	68%
Grade	Ag g/t	41	89	-54%
Grade	Au g/t	0.49	0.42	17%
Grade	AgEq g/t	81	124	-35%
Metal Contents	Ag Moz	2.5	3.2	-22%
Metal Contents	Au Koz	30	15	100%
Metal Contents	AgEq Moz	4.9	4.5	9%
Measured and Indicated Resources	Mt	5,686,000	1,120,000	408%
Grade	Ag g/t	56	89	-37%
Grade	Au g/t	0.48	0.42	14%
Grade	AgEq g/t	95	124	-23%
Metal Contents	Ag Moz	10.2	3.2	219%
Metal Contents	Au Koz	88	15	487%
Metal Contents	AgEq Moz	17.4	4.5	287%
Inferred Resources	Mt	278,000	1,230,000	-77%
Grade	Ag g/t	65	85	-24%
Grade	Au g/t	0.44	0.47	-6%
Grade	AgEq g/t	101	125	-19%
Metal Contents	Ag Moz	0.6	3.4	-82%
Metal Contents	Au Koz	4	19	-79%
Metal Contents	AgEq Moz	0.9	5.0	-82%

¹ Reference: Mineral Resource Estimate Update for the Avino Property, Durango, Mexico with an effective date of November 30, 2022, and SEDAR filed on SEDAR on

  February 16, 2023

² Reference: Amended Resource Estimate Update For The Avino Property, Durango, Mexico with an effective date of January 13, 2021 and SEDAR filed on December 21, 2021.

To view these reports in their entirety, please refer to Avino’s profile on SEDAR at www.sedar.com.

Avino Silver & Gold Mines Ltd. – April 5, 2023

Favourable Metallurgical Results from Avino’s Oxide Tailings Project

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, and the Company’s updated mineral resource estimate for La Preciosa with an effective date of October 27, 2021, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.